SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

9 February, 2006

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               Director/PDMR Shareholding - 9 February, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 February, 2006                                                                                                                         Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

JOHN ASTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF PARTNERSHIP AND MATCHING SHARES UNER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

440 (CONSISTING OF 220 PARTNERSHIP AND 220 MATCHING SHARES)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0008%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

GBP6.79

14. Date and place of transaction

9 FEBRUARY 2006

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

76,996

0.145%

16. Date issuer informed of transaction

9 FEBRUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

9 FEBRUARY 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

NIGEL BURNS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF PARTNERSHIP AND MATCHING SHARES UNER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

440 (CONSISTING OF 220 PARTNERSHIP AND 220 MATCHING SHARES)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0008%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

GBP6.79

14. Date and place of transaction

9 FEBRUARY 2006

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

3,994

0.0075%

16. Date issuer informed of transaction

9 FEBRUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

9 FEBRUARY 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

PETER CHAMBRE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF PARTNERSHIP AND MATCHING SHARES UNER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

.440 (CONSISTING OF 220 PARTNERSHIP AND 220 MATCHING SHARES)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0008%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

GBP6.79

14. Date and place of transaction

9 FEBRUARY 2006

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

29,032

0.055%

16. Date issuer informed of transaction

9 FEBRUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

9 FEBRUARY 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

ALEXANDER DUNCAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF PARTNERSHIP AND MATCHING SHARES UNER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

440 (CONSISTING OF 220 PARTNERSHIP AND 220 MATCHING SHARES)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0008%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

GBP6.79

14. Date and place of transaction

9 FEBRUARY 2006

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

15,595

0.029%

16. Date issuer informed of transaction

9 FEBRUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

9 FEBRUARY 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

JUSTIN HOSKINS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF PARTNERSHIP AND MATCHING SHARES UNER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

440 (CONSISTING OF 220 PARTNERSHIP AND 220 MATCHING SHARES)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0008%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

GBP6.79

14. Date and place of transaction

9 FEBRUARY 2006

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

2,900

0.0055%

16. Date issuer informed of transaction

9 FEBRUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

9 FEBRUARY 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

RICHARD MASON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF PARTNERSHIP AND MATCHING SHARES UNER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

440 (CONSISTING OF 220 PARTNERSHIP AND 220 MATCHING SHARES)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0008%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

GBP6.79

14. Date and place of transaction

9 FEBRUARY 2006

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

3,702

0.0070%

16. Date issuer informed of transaction

9 FEBRUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

9 FEBRUARY 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

DIANE MELLETT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF PARTNERSHIP AND MATCHING SHARES UNER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

440 (CONSISTING OF 220 PARTNERSHIP AND 220 MATCHING SHARES)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0008%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

GBP6.79

14. Date and place of transaction

9 FEBRUARY 2006

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

18,711

0.035%

16. Date issuer informed of transaction

9 FEBRUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

9 FEBRUARY 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

PATRICK ROUND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF PARTNERSHIP AND MATCHING SHARES UNER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

440 (CONSISTING OF 220 PARTNERSHIP AND 220 MATCHING SHARES)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0008%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

GBP6.79

14. Date and place of transaction

9 FEBRUARY 2006

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

734

0.0014%

16. Date issuer informed of transaction

9 FEBRUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

9 FEBRUARY 2006

END